[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 12, 2005

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Loews Corporation

       Registration Statement on Form S-3

       (Registration No. 333-123104)

Dear Mr. Riedler:

On behalf of our client, Loews Corporation (the “Company”), enclosed are copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-3 which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Also enclosed are copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on March 22, 2005.

As discussed during a telephone conversation on March 28, 2005 with Suzanne Hayes and Albert Lee of the staff of the Commission, the Company has amended the Registration Statement to remove the “Risk Factors” and “Forward Looking Statements” sections, as well as the cross-reference on the prospectus cover page to the “Risk Factors” section, since the Company believes that none of the factors referred to therein are required to be discussed in the base prospectus pursuant to Item 503(c) of Regulation S-K.

In the event that the Company offers any securities under the Registration Statement that involve risks of the type contemplated by Item 503(c) of Regulation S-K, a discussion thereof will be included in the relevant prospectus supplement under the caption “Risk Factors” and a cross-reference to such discussion (including the page number where it appears) will be included on the cover page of such prospectus supplement.

Division of Corporation Finance

May 12, 2005

If you have any questions regarding the foregoing, or if you require additional information, please contact Stefanie A. Liquori at (212) 735-2923 or the undersigned at (212) 735-2918.

Very truly yours,

/s/ Gregory A. Fernicola

Gregory A. Fernicola

Enclosures

cc:	Mr. Gary W. Garson
Loews Corporation

Ms. Suzanne Hayes
Mr. Albert C. Lee
Division of Corporation Finance
Securities and Exchange Commission